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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 8-A/A
                                AMENDMENT NO. 1

           AMENDING THE REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                              HILLS STORES COMPANY
             (Exact name of registrant as specified in its charter)


         DELAWARE                                              31-1153510
(State or other jurisdiction                                 (I.R.S. employer
     of incorporation)                                    identification number)

            15 DAN ROAD                                         02021
       CANTON, MASSACHUSETTS                                  (Zip Code)
(Address of principal executive offices)


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

TITLE OF EACH CLASS TO BE REGISTERED          NAME OF EACH EXCHANGE ON WHICH
                                              EACH CLASS IS TO BE REGISTERED
       RIGHTS TO PURCHASE
SERIES B PARTICIPATING CUMULATIVE              NEW YORK STOCK EXCHANGE
         PREFERRED STOCK


       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

                                (Title of Class)



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Item 1.   Description of Registered Securities.
          -------------------------------------

          On October 18, 1995, the Board of Directors of Hills Stores Company (the "Company") approved an Amendment (the "Amendment to Rights Agreement") to its Rights Agreement dated as of August 16, 1994 (the "Rights Agreement"), between the Company and Chemical Bank, as Rights Agent (the "Rights Agent"). The Amendment to Rights Agreement raises the Ownership Threshold (as defined below), the point at which the so-called "flip-in" rights under the Rights Agreement are activated, from 15% to 20%. The Amendment to Rights Agreement also modifies certain provisions in the definition of "Beneficial Ownership" and "Beneficial Owner" included in the Rights Agreement to permit shareholders, without activating the "flip-in" rights, (i) to share information or engage in preliminary discussions concerning the possibility of entering into agreements, arrangements or understandings for the purpose of acquiring, holding, voting or disposing of any securities of the Company or (ii) to enter into any such agreements, arrangements or understandings with the prior authorization of the Board of Directors of the Company. Set forth below is a summary of the Rights Agreement, giving effect to these amendments.

          On August 16, 1994, the Board of Directors of the Company distributed one Right for each outstanding share of the Company's Common Stock, par value $.01 per share (the "Common Stock"), and each outstanding share of the Company's Series A Convertible Preferred Stock, par value $.10 per share (collectively with the Common Stock, the "Capital Shares"). The Rights were issued to the holders of record of Capital Shares outstanding on August 16, 1994, and with respect to Capital Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Capital Shares issued after the Distribution Date. Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the Company one one-thousandth (1/1,000th) of a share of Series B Participating Cumulative Preferred Stock, par value $.10 per share, of the Company (the "Preferred Shares") at a price of $75 (the "Purchase Price"). The description and terms of the Rights are set forth in (i) the Rights Agreement which was filed as an exhibit to the Company's Registration Statement on Form 8-A dated August 23, 1994, and (ii) the Amendment to Rights Agreement filed as an exhibit hereto.

          Until the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of an amount equal to or greater than such person's or group's Ownership Threshold
(as defined below) of the outstanding Capital Shares, other than pursuant to a Qualifying Offer (as defined below) (such person or group being an "Acquiring Person"), and (ii) such date, if any, as may be designated by the Board of Directors of the Company
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following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding Capital Shares which could result in such person or group becoming the beneficial owner of an amount equal to or greater than such person's or group's Ownership Threshold (as defined below) of the outstanding Capital Shares, other than pursuant to a Qualifying Offer (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates for Capital Shares registered in the names of the holders thereof (which certificates shall also be deemed to be Right Certificates, as defined below) and not by separate Right Certificates. Therefore, until the Distribution Date, the Rights will be transferred with and only with the Capital Shares.

          "Ownership Threshold" means, with respect to any person, the beneficial ownership of 20% of the aggregate of the classes of Capital Stock at any time outstanding. A person will not be deemed to beneficially own any Capital Stock solely by virtue of the receipt by such person of a revocable proxy or consent given to such person pursuant to a definitive proxy statement filed with the Securities and Exchange Commission and otherwise in accordance with the rules and regulations under the Securities Exchange Act of 1934.

          As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Capital Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Stock originally issued after the Distribution Date), and such separate Right Certificates alone will thereafter evidence the Rights.

          The Rights are not exercisable until the Distribution Date and will expire on August 16, 2004 (the "Expiration Date") unless earlier redeemed by the Company as described below.

          The number of Preferred Shares or other securities issuable upon exercise of a Right, the Purchase Price, the Redemption Price (as defined below) and the number of Rights associated with each outstanding Capital Share are all subject to adjustment by the Board of Directors of the Company in the event of any change in the Capital Shares or the Preferred Shares, whether by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, splitoffs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of Capital Shares or Preferred Shares, as the case may be (other than distribution of the Rights or regular quarterly cash dividends) or otherwise.

          The Preferred Shares are authorized to be issued in fractions which are an integral multiple of one one-thousandth





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(1/1,000th) of a Preferred Share.  The Company may, but is not required to, issue fractions of shares upon the exercise of Rights, and, in lieu of fractional shares, the Company may issue certificates or utilize a depository arrangement as provided by the terms of the Preferred Shares and, in the case of fractions other than one one-thousandth (1/1,000th) of a Preferred Share or integral multiples thereof, may make a cash payment based on the market price of such shares.

          At such time as there is an Acquiring Person, the Rights will entitle each holder (other than such Acquiring Person (or any affiliate or associate of such Acquiring Person)) of a Right to purchase, for the Purchase Price, that number of one one-thousandths (1/1,000ths) of a Preferred Share equivalent to the number of Capital Shares which at the time of such event would have a market value of twice the Purchase Price.

          In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an associate or affiliate of an Acquiring Person that is a publicly traded corporation or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an associate or affiliate of an Acquiring Person that is a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, at such holder's option,
(i) that number of shares of the surviving corporation in the transaction with such entity (which surviving corporation could be the Company) which at the time of the transaction would have a book value of twice the Purchase Price, (ii) that number of shares of such entity which at the time of the transaction would have a book value of twice the Purchase Price or (iii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Purchase Price.

          Any Rights that are at any time beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such Right (including any purported transferee





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or subsequent holder) will be unable to exercise or transfer any such Right.

        The Rights Plan will not apply to any Qualifying Offer. Accordingly, the Rights will not become exercisable in the case of a tender offer that constitutes a Qualifying Offer or of a merger or business combination consummated in compliance with the requirements of a Qualifying Offer. The Rights Plan defines a "Qualifying Offer" as an all-cash tender offer for all outstanding Capital Shares which meets the following requirements: (i) the person or group making the tender offer must, prior to or upon commencing such offer, have provided to the Company firm written commitments from responsible financial institutions, which have been accepted by such person or group, to provide, subject only to customary terms and conditions, funds for such offer that, when added to the amount of cash and cash equivalents that such person or group then has available and has irrevocably committed in writing to the Company to utilize for purposes of the offer, will be sufficient to pay for all Capital Shares outstanding on a fully diluted basis pursuant to the offer and the second-step transaction required by clause (v) below and all related expenses, together with copies of all written materials prepared by such person or group for such financial institutions in connection with obtaining such financing commitments; (ii) such person or group must own, after consummating such offer, Capital Shares representing a majority of the then outstanding Capital Shares;
(iii) such offer must in all events remain open for at least 45 business days and must be extended for at least 20 business days after the last increase or permitted decrease in the price offered and after any bona fide higher alternative offer is made (except in certain limited circumstances set forth in the Rights Agreement); (iv) such offer is accompanied by a written opinion, in customary form, of a nationally recognized investment banking firm which is addressed to the holders of Capital Shares other than such person or group and states that the price to be paid to such holders pursuant to the offer is fair from a financial point of view to such holders and which includes any written presentation of such firm showing the analysis and range of values underlying such conclusion; and (v) prior to or upon commencing such offer, such person or group must irrevocably commit in writing to the Company (x) to consummate promptly upon completion of the offer a transaction or transactions whereby all remaining Capital Shares will be acquired at the same price per share paid pursuant to the offer, subject only to the condition that the Board has granted any approvals required to enable such person or group to consummate such transaction or transactions without obtaining the vote of any other stockholder,
(y) that such person or group will not amend such offer to reduce the per share price offered (except in certain limited circumstances set forth in the Rights Agreement), change the form of consideration offered, reduce the number of shares being sought or in any other respect which is materially adverse to the Company's stockholders, and (z) that such person or group will not make any offer for any equity securities of the





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Company for six months after commencement of the original offer if the original offer does not result in the tender of the number of shares required to be purchased pursuant to clause (ii) above, unless another tender offer by another party for all outstanding Common Stock is commenced that (a) constitutes a Qualifying Offer or (b) is approved by the Company's Board of Directors (in which event any new offer by such person or group must be at a price no less than that provided for in such approved offer).

        At any time prior to the earlier of (i) such time as a person becomes an Acquiring Person and (ii) the Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price (in cash or Common Stock or other securities of the Company deemed by the Board of Directors to be at least equivalent in value) of $.01 per Right, subject to adjustment as provided in the Rights Agreement (the "Redemption Price").

        Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        After there is an Acquiring Person, the Board of Directors may elect to exchange each Right (other than Rights that shall have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

        At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date shall occur, the time during which the Rights may be redeemed or the terms of the Preferred Shares), except that no supplement or amendment shall be made which reduces the Redemption Price (other than pursuant to certain adjustments therein) or provides for an earlier Expiration Date.

        The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on substantially all the Rights being acquired. The Rights will not interfere with any merger or other business combination pursuant to a Qualifying Offer or with a third party approved by the Board of Directors of the Company since the Board of Directors of the





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Company may, at its option, at any time prior to any person becoming an
Acquiring Person, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

          The Rights Agreement specifying the terms of the Rights, the Certificate of Designation of the Preferred Shares specifying the terms of the Preferred Shares (Exhibit A to the Rights Agreement) and the form of Right Certificate (Exhibit B to the Rights Agreement) were filed as exhibits to the Company's Registration Statement on Form 8-A dated August 23, 1994. The Amendment to Rights Agreement is filed as an exhibit hereto. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.





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Item 2.   Exhibits.
          ---------

     1. Rights Agreement dated as of August 16, 1994, between Hills Stores Company and Chemical Bank, as Rights Agent*

     2. Form of Certificate of the Voting Powers, Preferences and Relative, Participating, Optional and other Special Rights, Qualifications, Limitations or Restrictions of Series B Participating Cumulative Preferred Stock of Hills Stores Company (Exhibit A to the Rights Agreement)*

     3.   Form of Right Certificate (Exhibit B to the Rights Agreement).*

     4. Amendment dated as of October 18, 1995, to the Rights Agreement dated as of August 16, 1994, between Hills Stores Company and Chemical Bank, as Rights Agent.



________________________________________________________________________________

*Incorporated by reference to the Company's Registration Statement on Form 8-A dated August 23, 1994.





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                                   SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        HILLS STORES COMPANY,



Dated:  October 18, 1995                By:  /s/William K. Friend
                                           -----------------------------
                                        Name:  William K. Friend
                                        Title: Vice President-Secretary